SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

 Comments on Media Reports

São Paulo, January 16, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), the main Brazil's domestic airline, in compliance with the provisions of Law No. 6.404 of December 16, 1976, as amended (Brazilian Corporate Law), and in accordance with the regulations of the Brazilian Securities and Exchange Commission, we address Letter No. 10/2024/CVM/SEP/GEA-2, dated January 15, 2024, as transcribed below, by means of which the Company was required to comment in relation to the media report published on the portal named “Seu Dinheiro”, under the title “Gol (GOLL4) shares plummet with possible request for judicial reorganization in the United States”, inform that as detailed in the Notice to the Market disclosed by the Company on December 1, 2023, the Company has engaged Seabury Capital to assist the Company in a broad review of its capital structure, in order to raise financial resources for complying with its financial commitments, and to, in conjunction with Skyworks, pursue ongoing negotiations with aircraft lessors, with the aim of achieving a comprehensive consensual restructuring of fleet obligations.

GOL clarifies that it remains committed to raise financial resources to strengthen its cash position and is in discussions with its financial stakeholders to achieve the aforementioned consensual restructuring; however, the Company emphasizes that, as of the date hereof, there is no definition on the form of its implementation, and, therefore, the Company understands that, at this moment, there is no material fact to be disclosed.

The Company reaffirms its commitment to transparency and the duty to inform its shareholders and the general market in relation to any material developments related to the matters addressed in this Notice to the Market, in accordance with applicable regulations.

About GOL Linhas Aéreas Inteligentes S.A

GOL is the main Brazil's airline and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

+55 11 2128 4700

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer